

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2010

Julian Spitari
President and Chief Executive Officer
Imobolis, Inc.
8950 West Olympic Blvd., Suite 350
Beverly Hills, CA 90211

> **Re:    Imobolis, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 24, 2010**
> **File No. 333-167581**

Dear Mr. Spitari:

We have reviewed the above-referenced filing and the related response letter dated September 24, 2010, and have the following comments.  If indicated, we think you should revise your document in response to this comment.  After reviewing this information, we may raise additional comments.  Unless otherwise noted, where a prior comment is referred to, it refers to our letter dated July 24, 2010.

General

1.    We note your response to prior comment 2 and we reissue it in part.  You have not addressed why you believe that the subscription receivable for the shares issued to your sole executive officer was appropriate under Section 13(k) of the Exchange Act.  Although the receivable was paid off on July 21, 2010, you should address Section 13(k) and the subscription receivable in your Form S-1 since you were subject to the prohibitions of this section once you filed the Form S-1. (Section 2 of the Sarbanes-Oxley Act defines an issuer as an entity that "has filed a registration statement that has not yet become effective under the Securities Act of 1933 and that it has not withdrawn.") Further, disclosure of the transaction should be made under Item 404 of Regulation S-K, which requires disclosure of transactions with related persons since the beginning of the registrant's last fiscal year and currently proposed transactions. We find your current Item 404 disclosure unclear in that it states that "as of the date of this prospectus other than the transaction described above there have been no, and have not been since inception, any material agreements or proposed transactions" with directors, officers, nominees etc. See also Item 404(d) of Regulation S-K. Your Item 404 discussion should be revised to discuss, among other matters, how the terms of the receivable would have compared to the terms of a similar transaction with an unrelated third party.

Prospectus Summary

Business Development, page 5

2.  We refer to prior comment 3. You have revised your document to state that you will begin selling advertising space on your website in November 2010, and that such sales efforts will be targeted at "Auto Makers" and "Cars Direct." You further state that you expect to generate sufficient revenues in the next eight months from the sale of advertisements to fund your current business plan. You continue to represent in your disclosure, however, that you expect to incur losses for at least the next 12 months, that you currently do not expect to generate revenue that is sufficient to cover your expenses, and that you do not have sufficient cash and cash equivalents to execute your plan of operations for at least the next twelve months. As such, please tell us the basis for your expectation that you will generate revenues in the next eight months from the sale of advertising space on your website to fund your business plan. To the extent you have any arrangements for the sale of advertising space with Auto Makers and/or Cars Direct, please discuss the nature and material terms of those agreements. Also, if any such agreements exist between your company and these two entities, tell us whether your operations are substantially dependent on those agreements.

3.  We note your response to prior comment 6 and your internet address (http://www.imobolis.com) listed on page 6 of your document. It appears that your website provides links to services that are unrelated to the services that you intend to offer. Please advise.

The Offering, page 6

4.  You state on page 6 that your chief executive officer is "deemed" to be a statutory underwriter in this offering. Given your representations in your "Plan of Distribution" that the selling security holder is an underwriter within the meaning of Section 2(11) of the Securities Act, you should revise your document throughout as necessary so as to clearly indicate that the selling shareholder is a statutory underwriter and not merely "deemed" to be such.

Liquidity and Capital Resources, page 21

5.  We refer to your supplemental response to prior comment 5 and note your disclosure that you have not earned any revenues since inception, that you expect to incur losses for at least the next 12 months, and that you do not have sufficient cash and cash equivalents to execute your plan of operations for at least the next twelve months. Please tell us the basis for your belief that the receipt of your remaining stock receivable will enable you to cover the expenses associated with becoming a public company. In this regard, we note your disclosure that your 12 month operating plan will require $175,000, and that you currently have no existing sources or plans for financing.

Julian Spitari
Imobolis, Inc.
October 20, 2010
Page 3

Additional Products, page 24

6.      We refer to your revisions made in response to prior comment 7 and note your disclosure
        on page 21 that you presently do not have any existing sources or plans for financing.
        Please revise your disclosure to clearly indicate that there is no guarantee that you will be
        able to obtain the necessary funds to offer these additional products.  Also, to the extent
        that the inability to offer these additional products will have a material adverse effect on
        your operations, you should include risk factor disclosure discussing this.

Notes to Financial Statements

Note 6 – Subsequent Events, page F-10

7.      We note the unsecured demand loans which you received from your chief executive
        officer on July 21, 2010 and September 19, 2010.  Please advise as to why you have not
        filed the demand notes relating to these loans as exhibits to your document pursuant to
        Item 601(b)(10)(ii)(A) of Regulation S-K.

        Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me
at (202) 551-3735 with any questions.

                                                Sincerely,


                                                Barbara C. Jacobs
                                                Assistant Director


cc:     Via Facsimile (714) 316-1306
        Leo J. Moriarty, Esq.
        Law Office of Leo J. Moriarty